Exhibit 21.1

Subsidiaries of
Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization

Airgroup Corporation	Washington State
Radiant Logistics Global Services Inc.	Delaware
Radiant Logistics Partners LLC	Delaware
(40% owned by Airgroup)
Adcom Express, Inc.	Minnesota